Orange 21 Inc. 2070 Las Palmas Drive Carlsbad, CA 92009 PH: (760) 804-8420 FX: (760) 804-8442 www.orangetwentyone.com

Via Edgarlink and Overnight Delivery

May 20, 2009

Ms. Angela Crane

U.S. Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 6010

Washington, D.C. 20549

Re:	Orange 21 Inc.

Form 10-K for the year ended December 31, 2008 filed April 15, 2009

File No. 000-51071

Dear Ms. Crane:

This letter is being filed by Orange 21 Inc. (the “Company”) in response to the comment letter received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by the letter dated April 28, 2009 (the “Comment Letter”) regarding the Company’s above-referenced periodic report (the “Report”).

The numbering of the paragraphs below corresponds to the numbering of the Comment Letter, the text of which is incorporated into this response letter for your convenience. Capitalized terms used but not defined herein shall have the meanings assigned in the Report.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Report;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Report; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year ended December 31, 2008

Item 7. Management’s Discussion and Analysis, page 27

Backlog, page 33

1.	We note that you have continued to experience delays in manufacturing and shipping your sunglass and goggle products during 2008 and 2007 and this materially affected your results from operation. Please tell us and revise future filings to disclose and quantify the actual or expected effect these delays have had or are expected to have on your operations, liquidity and capital resources. Also, please explain in greater detail the cause and nature of the delays, the steps management has taken to mitigate such delays and the reason management believes such delays will or will not continue.

Response: The delays that the Company experienced in 2007 related to manufacturing and shipping products have been mitigated and substantially remediated through proper forecasting and inventory practices, which have been refined in an effort to limit ongoing delays and the related costs and inventory issues for sunglasses.

The delays and subsequent inventory shortfalls that the Company experienced in 2008 were mainly caused by poor decisions made by its freight forwarders in freight lines and routes from its manufacturer in Italy to the U.S. Freight was inexplicably delayed en route to the U.S. in the Bahamas. Because this inventory was needed to fulfill customer orders, the manufacturer was required to “remake” the entire order. This duplication of production created an ongoing wave of delays. Along with inventory delays, additional freight cost was incurred to have the product delivered by air to the U.S., which the Company estimates at approximately $400,000 to $500,000. Ultimately, inventory levels caught up with demand in fourth quarter of 2008 allowing for higher levels of order fulfillment and reduced freight costs for ongoing production. The Company has provided specific instructions related to approved freight lines and routes to its freight forwarders to avoid unforeseen future delays similar to the delays experienced in 2008.

Delays related to goggle production are mainly related to the ongoing development of the relationship with our main vendor. Performance and delivery by this vendor in 2008 were the best experienced in the past three to four years. Ultimately, late deliveries had a negative impact on sales. The Company expects to limit these issues going forward with better planning and forecasting practices designed to ensure that inventory levels are in-line with the seasonal demand for the goggle lines. Quality issues are being prevented by a recommitment by the vendor to product development.

The Company’s future filings will include disclosure related to actual or expected effects of these delays.

Critical Accounting Policies and Estimates, page 34

Revenue recognition and Reserve for Returns, page 34

2.	During the fourth quarter of 2008, you approved “additional returns for customers who were going out of business in an effort to minimize [your] losses”. Please quantify for us the amount of additional returns granted to these customers, the impact on your results of operations and describe if additional returns of this nature have occurred subsequent to December 31, 2008.

Response: During the fourth quarter of 2008, the Company approved returns for approximately $50,000 for customers who were going out of business and whose accounts were being closed. Approximately $43,000 of these returns were received and credited during the fourth quarter 2008. The remaining $7,000 in returns were received and credited during the first quarter of 2009. Additionally, as of May 4, 2009, the Company has approved further returns for approximately $1,500.

Note 1. Organization and Significant Accounting Policies, page 46

Goodwill, page 48

3.	We note that due to the “recent significant deterioration in the retail business climate as well as a large decline in the market value of the company’s common stock,... the company determined an interim evaluation of goodwill impairment was warranted.” As a result of this evaluation, you determined that, “goodwill associated with the January 2006 acquisition of [your] primary manufacturer, LEM, is fully impaired.” Regarding your impairment analysis of goodwill, please address the following in your response and clarify disclosure in future filings as appropriate:

•

Please describe in greater detail the facts and circumstances surrounding the impairment of the goodwill attributable to your primary manufacturer, LEM, as it appears that you will continue to utilize LEM as the manufacturer of your products. Please discuss how you determined LEM was considered a reporting unit under paragraph 30 of SFAS 142 and discuss how a manufacturing operation has discrete financial information available to assess its operations for impairment.

•

In light of the guidance in paragraph 19 of SFAS 157, which indicates that multiple valuation techniques could be appropriate in determining the fair value of reporting units, please tell us how the combination of the market approach and the income approach was utilized in determining the fair value of your reporting units including the weight applied to each.

•

Tell us, when you are evaluating your individual reporting units for impairment, how you validate the reasonableness of the fair values determined. For example, tell us whether you received quoted market prices in active markets to validate the results from your discounted cash flow projections. In this regard, we note that paragraph 23 of SFAS 142 indicates that quoted market prices in active markets are the best evidence and should be used if available.

•

Tell us and revise future filings to disclose the key assumptions underlying the impairment testing and revise future Managements’ Discussion and Analysis to provide analysis of the sensitivity of the impairment testing to those assumptions.

Response: Paragraph 30 of SFAS 142 provides that a reporting unit is an operating segment or one level below an operating segment and that the relevant provisions of SFAS 131 and the related interpretative literature should be used in determining reporting units of an entity. Paragraph 10 of SFAS 131 defines an operating segment as a component of an enterprise that “(a) engages in business activities from which it may earn revenues and incur expenses, (b) whose operating results are regularly reviewed by the enterprise’s chief operating decision maker (the “CODM”) to make decisions about resources to be allocated to the segment and assess its performance, and (c) for which discrete financial information is available.” The Company believes that it has two operating segments: distribution, which is further divided into two reporting units – Spy Optic, Inc. and Spy Optic, S.r.l., and manufacturing, which includes only one reporting unit – LEM. The Company designs, manufactures (through LEM) and distributes sunglasses, snow and motocross goggles, and branded apparel and accessories for the action sports, motorsports, snowsports and youth lifestyle markets. LEM manufactures the majority of the Company’s sunglass products and also manufactures products for non-competing brands. Thus, LEM engages in business activities from which it may earn revenues and incur expenses. Additionally, the Company maintains discrete financial information for all reporting units. The discrete financial information maintained for LEM reflects operations after the elimination of intercompany transactions, and LEM’s results are regularly reviewed by the Company’s CODM to assess performance and make decisions about allocating resources.

The Company evaluates goodwill for impairment at the reporting unit level (one level below the operating segment level) annually on October 1 unless there are triggering events during the year that indicate possible impairment, at which time it performs interim testing. At October 1, 2008, the Company performed its annual impairment testing and did not note an impairment as it had an excess of fair value over the carrying value. However, during the fourth quarter of 2008, the Company had experienced a significant drop in market capitalization and experienced a decline in sales, both which the Company believes are primarily due to the economic environment, and have caused a change in its business environment thus qualifying as a triggering event to perform an interim test.

The Company used the guidance under SFAS 142 to test for impairment as well as the determination of fair value due to the deferral under FSP FAS 157-2. As of December 31, 2008, the Company performed step 1, comparing the fair value of the Company to its book value. Since the individual reporting units are not traded separately, the fair value of the Company as a whole was compared to the consolidated book value and the result was an excess of book value over the Company’s fair value. Fair value was calculated as the market value at December 31, 2008 multiplied by a control premium. The Company used a range of control premiums from 25% to 100% and in all cases the result was a significant amount of excess in book value over the Company’s fair value.

The Company then proceeded to perform a step 2 analysis. For the annual impairment testing performed as of October 1, 2008, the Company engaged a third-party appraiser, however, due to the significant decrease in the market capitalization, the Company performed an internal analysis to determine the amount of the impairment loss. The Company measured the amount of the goodwill impairment based upon the estimated fair value of the underlying assets and liabilities of the Company and estimated the implied fair value of goodwill. The estimated values of the Company’s intangible assets and net tangible assets were deducted from the Company’s total value to determine the implied fair value of goodwill. An impairment charge was recognized to the extent the recorded goodwill exceeded the implied fair value of goodwill. In the Company’s analysis, there was no implied residual fair value to allocate to goodwill and thus the entire goodwill amount recorded on the books was considered to be impaired.

Note 9. Share-Based Compensation, page 57

4.	We note that you have disclosed the amount of share-based compensation expense recognized under SFAS 123R on a per share basis for the years ended December 31, 2008 and 2007. We note that paragraph 84 of SFAS 123R permits the per-share disclosure of the effects of adoption of SFAS 123R only in the year of adoption. Accordingly, please revise future filings to no longer disclose the per share effect of share-based compensation.

Response: The Company will remove the per share effect of share-based compensation from future filings.

Note 12. Related Party Transactions, page 62

5.	We note as of December 31, 2008, amounts past due from related parties No Fear MX Europe and No Fear Retail Sales (collectively, “No Fear”) totaled $858,000 and represented approximately twelve percent of your total accounts receivable. We also note your discussion on page 35 that the amounts due from No Fear were included in your assessment of your allowance for doubtful accounts. Please tell us and clarify in future filings whether any allowance was recorded against these related party accounts receivable as of December 31, 2008. Explain if any payments have been received from No Fear subsequent to year-end. If no allowance has been recorded, support your conclusion that no allowance was required.

Response: The Company recorded an allowance for bad debt in its December 31, 2008 financial statements in the amount of approximately $428,000 related to No Fear and No Fear MX Europe. On April 28, 2009, the Company entered into a settlement agreement (the “Settlement Agreement”) with No Fear and No Fear MX Europe and certain of their affiliates (the “No Fear Parties”) (see current report on Form 8-K filed on May 6, 2009). As of May 5, 2009, the Company has received payments of $71,489.32 from No Fear and 260,998.56 Euros from No Fear MX Europe in accordance with the Settlement Agreement. The remaining balance of $357,446.60 due from No Fear is to be paid in five monthly payments of $71,489.32 and payment of these obligations is secured by a pledge of 446,808 shares of the Company’s common stock held by No Fear. The remaining balance of 46,416.25 Euros owed by No Fear MX will be satisfied through returned product. The Company believes that their sales return reserve at March 31, 2009 is adequate to accommodate this return amount. As a result of the Settlement Agreement, the Company believes that the balance is collectible and therefore the reserve has been reversed as of March 31, 2009.

Any comments or questions should be directed to Jerry Collazo, CFO, at (760) 444-9782 or by fax at (760) 804-8440 with a copy to the Company’s outside counsel, Christopher M. Forrester, Morrison & Foerster LLP at (858) 720-5110 or by fax at (858) 523-2809.

Thank you for your assistance in this matter.

Sincerely,

Orange 21 Inc.

/s/ A. Stone Douglass	/s/ Jerry Collazo
A. Stone Douglass, Chief Executive Officer	Jerry Collazo, Chief Financial Officer